YUKON-NEVADA GOLD - STRATEGY FOR SUCCESSFUL EXPLORATION

Vancouver, BC – October 11, 2007 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6). Further to the news release of October 9, 2007, Mr. Graham C. Dickson, the President of Yukon-Nevada Gold Corp. (“YNG” or the “Company”) is pleased to provide further details of the Company’s strategy for successful exploration in the Yukon.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. Our primary focus has been on the acquisition and development of late stage development and operating properties with gold as our primary target. Continued growth will occur by increasing or initiating production from the Company’s existing properties and by further acquisitions.

This growth strategy has now been augmented by the formation of a joint venture to carry out early stage exploration on new acquisitions. To date, Yukon-Nevada Gold Corp. has not had the ability to engage in early stage exploration projects in the Yukon or in other areas of North America. YNG will continue to develop and produce from its existing 100%-owned properties in the Yukon and Nevada.

The completion of an agreement between YNG and Northwest Non-Ferrous International Investment Company Limited (“NWI”), a Chinese investment company 100% owned by NWME, to form a new Canadian company, which will explore for and develop mineral resources in the Yukon Territory, Canada, provides a valued addition to our abilities. It means that the Company will now have the opportunity to access the experience and skills that will allow for the exploration for molybdenum, titanium, rare earth metals, aluminum, lead, zinc, gold, silver, uranium, copper and vanadium.

The new company will, subject to governmental approvals, be named “Yukon-Shaanxi Gold Company Inc.” (“Yukon-Shaanxi”), and will initially be owned by YNG and NWI, each as to a 50% shareholding. The initial Board of Directors of Yukon-Shaanxi will comprise six Directors, with equal representation from each of YNG and NWI.

The President and Chief Executive Officer of Yukon-Shaanxi will be Mr. Graham C. Dickson. The business alliance between YNG and NWME has been facilitated by the Government of the Yukon, Economic Development.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Manager, Investor Relations	Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com

www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify "Yukon-Nevada Gold Corp. releases" in the subject line.

Please visit our website at www.yukon-nevadagold.com. You can visit NWME’s website at www.nwme.com.cn.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to "U.S. Persons" as such term is defined by regulations under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.